Filed by Promotora de Informaciones, S.A.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Liberty Acquisition Holdings Corp.
Commission File Number: 001-33862
Date: March 24, 2010

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS
     IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION (THE “BUSINESS COMBINATION”) BETWEEN PROMOTORA DE INFORMACIONES, S.A. (“PRISA”) AND LIBERTY ACQUISITION HOLDINGS CORP. (“LIBERTY”), PRISA INTENDS TO FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC”) A REGISTRATION STATEMENT ON FORM F-4 THAT WILL INCLUDE A PROXY STATEMENT OF LIBERTY THAT ALSO WILL CONSTITUTE A PROSPECTUS OF PRISA. LIBERTY WILL MAIL THE PROXY STATEMENT/PROSPECTUS TO ITS STOCKHOLDERS AND WARRANTHOLDERS. LIBERTY STOCKHOLDERS AND WARRANTHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION AND WARRANT AMENDMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING LIBERTY, PRISA, THE PROPOSED BUSINESS COMBINATION, THE PROPOSED WARRANT AMENDMENT AND RELATED MATTERS. WHEN AVAILABLE, YOU WILL BE ABLE TO OBTAIN COPIES OF ALL DOCUMENTS REGARDING THE BUSINESS COMBINATION, THE WARRANT AMENDMENT AND OTHER DOCUMENTS FILED BY LIBERTY OR PRISA WITH THE SEC, FREE OF CHARGE, AT THE SEC’S WEBSITE (WWW.SEC.GOV) OR BY SENDING A REQUEST TO LIBERTY, 1114 AVENUE OF THE AMERICAS, 41ST FLOOR, NEW YORK, NEW YORK 10036, OR BY CALLING LIBERTY AT (212) 380-2230. PRISA WILL ALSO FILE CERTAIN DOCUMENTS WITH THE SPANISH COMISIÓN NACIONAL DEL MERCADO DE VALORES (THE "CNMV”) IN CONNECTION WITH ITS SHAREHOLDERS’ MEETING TO BE HELD IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE AVAILABLE ON THE CNMV’S WEBSITE AT WWW.CNMV.ES.
     LIBERTY AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM LIBERTY’S STOCKHOLDERS IN RESPECT OF THE PROPOSED BUSINESS COMBINATION AND FROM THE WARRANTHOLDERS OF LIBERTY IN CONNECTION WITH THE PROPOSED WARRANT AMENDMENT. INFORMATION REGARDING THE OFFICERS AND DIRECTORS OF LIBERTY IS AVAILABLE IN LIBERTY’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009, WHICH HAS BEEN FILED WITH THE SEC. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH POTENTIAL PARTICIPANTS WILL ALSO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 (AND WILL BE INCLUDED IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED BUSINESS COMBINATION AND PROPOSED WARRANT AMENDMENT) AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC.
     PRISA AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF LIBERTY IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AND FROM THE WARRANTHOLDERS OF LIBERTY IN CONNECTION WITH THE PROPOSED WARRANT AMENDMENT. INFORMATION REGARDING THE INTERESTS OF THESE DIRECTORS AND EXECUTIVE OFFICERS IN THE BUSINESS COMBINATION WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 (AND WILL BE INCLUDED IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED BUSINESS COMBINATION).
     THIS REPORT MAY INCLUDE “FORWARD LOOKING STATEMENTS” WITHIN THE MEANING OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS “ANTICIPATE”, “BELIEVE”, “EXPECT”, “ESTIMATE”, “PLAN”, “OUTLOOK”, AND “PROJECT” AND OTHER SIMILAR EXPRESSIONS THAT PREDICT OR INDICATE FUTURE EVENTS OR TRENDS OR THAT ARE NOT

STATEMENTS OF HISTORICAL MATTERS. READERS ARE CAUTIONED THAT SUCH FORWARD LOOKING STATEMENTS WITH RESPECT TO REVENUES, EARNINGS, PERFORMANCE, STRATEGIES, PROSPECTS AND OTHER ASPECTS OF THE BUSINESSES OF PRISA, LIBERTY AND THE COMBINED GROUP AFTER COMPLETION OF THE PROPOSED BUSINESS COMBINATION ARE BASED ON CURRENT EXPECTATIONS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. A NUMBER OF FACTORS COULD CAUSE ACTUAL RESULTS OR OUTCOMES TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO: (1) THE OCCURRENCE OF ANY EVENT, CHANGE OR OTHER CIRCUMSTANCES THAT COULD GIVE RISE TO THE TERMINATION OF THE BUSINESS COMBINATION AGREEMENT BETWEEN PRISA AND LIBERTY, INCLUDING, BUT NOT LIMITED TO, THE INABILITY OF PRISA TO ENTER INTO DEFINITIVE DOCUMENTS WITH ITS LENDERS REGARDING A RESTRUCTURING OF PRISA’S INDEBTEDNESS; (2) THE OUTCOME OF ANY LEGAL PROCEEDINGS THAT MAY BE INSTITUTED AGAINST PRISA AND OTHERS FOLLOWING ANNOUNCEMENT OF THE BUSINESS COMBINATION AGREEMENT AND TRANSACTIONS CONTEMPLATED THEREIN; (3) THE INABILITY TO COMPLETE THE TRANSACTIONS CONTEMPLATED BY THE BUSINESS COMBINATION AGREEMENT DUE TO THE FAILURE TO OBTAIN LIBERTY STOCKHOLDER APPROVAL, LIBERTY WARRANTHOLDER APPROVAL OR PRISA STOCKHOLDER APPROVAL, (4) DELAYS IN OBTAINING, ADVERSE CONDITIONS CONTAINED IN, OR THE INABILITY TO OBTAIN NECESSARY REGULATORY APPROVALS REQUIRED TO COMPLETE THE TRANSACTIONS CONTEMPLATED BY THE BUSINESS COMBINATION AGREEMENT; (5) THE RISK THAT THE PROPOSED TRANSACTION DISRUPTS CURRENT PLANS AND OPERATIONS AS A RESULT OF THE ANNOUNCEMENT AND CONSUMMATION OF THE TRANSACTIONS DESCRIBED HEREIN; (6) THE ABILITY TO RECOGNIZE THE ANTICIPATED BENEFITS OF THE COMBINATION OF PRISA AND LIBERTY; (7) COSTS RELATED TO THE PROPOSED COMBINATION; (8) THE LIMITED LIQUIDITY AND TRADING OF LIBERTY’S SECURITIES; (9) CHANGES IN APPLICABLE LAWS OR REGULATIONS; (10) THE POSSIBILITY THAT PRISA MAY BE ADVERSELY AFFECTED BY OTHER ECONOMIC, BUSINESS, AND/OR COMPETITIVE FACTORS; AND (11) OTHER RISKS AND UNCERTAINTIES INDICATED FROM TIME TO TIME IN PRISA’S OR LIBERTY’S FILINGS WITH THE SEC.
     READERS ARE REFERRED TO LIBERTY’S MOST RECENT REPORTS FILED WITH THE SEC, INCLUDING ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE, AND LIBERTY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE THE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

     Effective on March 15, 2010, Promotora de Informaciones, S.A. (“Prisa”) and Liberty Acquisition Holdings Corp. (“Liberty”) entered into Amendment No. 1 (the “Amendment”) to the Business Combination Agreement, dated March 5, 2010 (the “Business Combination Agreement”), between Prisa and Liberty. As previously disclosed, the Business Combination Agreement provides that it may be terminated by Liberty if Prisa does not receive, by March 15, 2010, from the agent for Prisa’s syndicated senior lenders, a notice to the effect that each of the lenders under such credit facility has consented to the terms for the restructuring of such facility agreed to between Prisa and such agent. The Amendment extends to April 5, 2010, the date upon which such termination right of Liberty would arise if such notice has not been received.
     The foregoing is a summary of the material terms of the Amendment, a copy of which is attached as an exhibit hereto and incorporated herein by reference.

Exhibit
Execution Copy
AMENDMENT NO.1 TO
BUSINESS COMBINATION AGREEMENT
          This AMENDMENT NO.1 is dated as of March 15, 2010 (this “Amendment”) and amends that certain BUSINESS COMBINATION AGREEMENT, dated as of March 5, 2010, by and between Promotora de Informaciones, S.A., a Spanish sociedad anónima (“Prisa”), and Liberty Acquisition Holdings Corp., a Delaware corporation (“Liberty”) (the “Business Combination Agreement”). Capitalized terms used but not otherwise defined in this Amendment have the meanings given such terms in the Business Combination Agreement.
          WHEREAS, Section 11.1(g) of the Business Combination Agreement provides Liberty the right to terminate the Business Combination Agreement if on or prior to March 15, 2010, Prisa shall not have received, from the agent for Prisa’s Syndicated Senior Lenders, a notice in the form of a buro fax or by means of a public notary to the effect that each of the lenders under such credit facility has consented to the terms for the restructuring of such facility agreed to between Prisa and such agent;
          WHEREAS, Liberty and Prisa desire to amend Section 11.1(g) of the Business Combination Agreement in order to extend to April 5, 2010 the date upon which such termination right would arise; and
          WHEREAS, pursuant to Section 11.3 of the Business Combination Agreement, Liberty and Prisa may amend the Business Combination Agreement as described above by action taken or authorized by their respective Boards of Directors.
          NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
          1. Change to Business Combination Agreement. Section 11.1(g) of the Business Combination Agreement is hereby amended by replacing the reference to “March 15, 2010” therein to “April 5, 2010”.
          2. No Other Amendment. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Business Combination Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.
          3. Miscellaneous. The provisions of Sections 12.4 (Interpretation), 12.5 (Counterparts), 12.6 (Entire Agreement; Severability), 12.7 (Governing Law), and 12.10 (Submission to Jurisdiction; Waivers; Consent to Service of Process) of the Business Combination Agreement are incorporated herein by reference and shall apply to the terms and provisions of this Amendment and the parties hereto mutatis mutandis.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

PROMOTORA DE INFORMACIONES, S.A.
By:	/s/ Juan Luis Cebrian
	Name:	Juan Luis Cebrian
	Title:	CEO

LIBERTY ACQUISITION HOLDINGS CORP.
By:	/s/ Jared Bluestein
	Name:	Jared Bluestein
	Title:	Secretary

[Signature Page to Amendment No.1 to Business Combination Agreement]